

August 5, 2022

Christine Fox
Chief Financial Officer
Mereo Biopharma Group plc
One Cavendish Place 4th Floor
London, W1G 0QF
United Kingdom

> **Re: Mereo Biopharma Group plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-38452**

Dear Ms. Fox:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Notes to the Consolidated Financial Statements
13. Intangible Assets, page F-23

1. Please explain to us the differences between your out-license agreements with Ultragenyx and OncXerna that resulted in the application of different accounting policies. In this regard, it appears that in both cases you out-licensed the rights to one of your acquired development programs. With respect to the Ultragenyx license agreement, you recognized the upfront licensing payment received as revenue, but with respect to the OncXerna license agreement, you treated the transaction as the disposal of an intangible asset and recognized a loss on disposal. Please cite the authoritative literature upon which you relied in making your accounting determinations for each of these license agreements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner at (202) 551-3744 or Angela Connell, Accounting Branch Chief, at (202) 551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences